UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

23 September 2005

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F          FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES           NO

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains
Independent tax investigations initiated, 22 September 2005

22 September 2005

Independent tax investigations initiated

As previously disclosed, we are preparing an addendum to our report, submitted in August 2004, to the UK Inland Revenue, that will cover other UK tax matters not addressed in the original report and are separately investigating the tax position of certain non-UK subsidiaries. As also disclosed previously, the outcome of these investigations may have a material impact on TNT's results and financial position. The investigations have revealed the likelihood of illegal acts relating to certain past tax matters. On behalf of TNT's Supervisory Board, its Audit Committee has taken responsibility for overseeing these investigations and will retain an independent law firm to assist it in conducting a full, independent investigation.

TNT has appointed Mr. Karel Kooijman to coordinate these investigations and to report directly to its Audit Committee. Mr. Kooijman retired in 2000 as the head of the tax department of the Royal Dutch Shell Group. Subsequently, until 2003, Mr. Kooijman acted as part-time! special counsel to the Director-General for Tax Policy and Legislation of the Ministry of Finance of the Netherlands.

With its two brands TNT and Royal TPG Post, TNT N.V. is a global provider of mail, express and logistics services. The group employs over 161,000 people in 63 countries and serves over 200 countries. For 2004 the company reported sales of € 12.6 billion. TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Daphne Andriesse

Name: Daphne Andriesse
Title: Senior Press Officer TNT Media Relations

Date: 23 September 2005